March 23, 2020

Lester Wong
Chief Financial Officer
Kulicke & Soffa Industries, Inc.
23A Serangoon North Avenue 5 #01-01
Singapore 554369

       Re: Kulicke and Soffa Industries, Inc.
           Form 10-K for the Fiscal Year Ended September 28, 2019
           Response Dated March 12, 2020
           File No. 000-00121

Dear Mr. Wong:

       We have reviewed your March 12, 2020 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 28, 2020 letter.

Response Letter Dated March 12, 2020

Note 10. Revenue and Contract Liabilities, page 57

1. We note from your response to our prior comment 3 that you indicate that although you have presented an approximate breakdown of revenue by end market by percentage in the investor presentations, you do not disaggregate the revenue in absolute terms. You also indicate that management believes that the "end market" estimate is reasonable, precise data is not readily available and is not relied upon by our CODM in evaluating financial performance or making resource allocation decisions. However, for purposes of disaggregating revenue under ASC 606-10-50-5, the information does not need to be relied upon by your CODM in evaluating financial performance or making resource allocation decisions. It appears that if you believe it is important or useful to present revenue information by end market to investors or users of your financial statements in
 Lester Wong
Kulicke & Soffa Industries, Inc.
March 23, 2020
Page 2
         these presentations, the information would meet the guidelines in ASC 606-10-55-89 through 90 to be included in your notes to the financial statements. Please consider further disaggregating revenue by end market or product type in the notes to your financial statements in accordance with ASC 606-10-50-5.
      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameLester Wong                                Sincerely,
Comapany NameKulicke & Soffa Industries, Inc.
                                                             Division of
Corporation Finance
March 23, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName